Exhibit 99.2
Management’s Discussion and Analysis (“MD&A”)

The following discussion is based on the financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) which are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) including the Canadian Institute of Chartered Accountants Accounting Guideline 18, Investment Companies (“AcG-18”).  These principles are substantially the same as United States’ generally accepted accounting principles.

This analysis should be read in conjunction with Central Fund’s audited October 31, 2010 annual financial statements prepared in accordance with Canadian GAAP and included in its 2010 Annual Report and the accompanying MD&A.

Throughout this discussion, all currency amounts are in United States dollars.

Certain statements in this report may constitute forward-looking information within the meaning of securities laws.  Forward-looking information may relate to the Company’s future outlook and anticipated events and may relate to matters that are not historical facts.  In particular, statements regarding the Company’s objectives and strategies are forward-looking statements.  These statements are based on certain factors and assumptions which are considered reasonable as of the current date but may prove to be incorrect.  Forward-looking information is also subject to certain factors, including risks and uncertainties (described in “Risk Factors” of the Company’s 2010 annual MD&A), that could cause future events and results to differ materially from what the Company currently foresees.

Disclosure Controls and Procedures

Senior Executive Officers have ensured that there are disclosure controls and procedures in place that provide reasonable assurance that material information relating to the Company is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the nine months ended July 31, 2011.

Outstanding Shares

There were 254,432,713 Class A retractable shares and 40,000 Common shares issued and outstanding at July 31, 2011.

Results of Operations – Change in Net Assets

Net assets increased by $1.977 billion during the nine months ended July 31, 2011, primarily as a result of increases in the prices of gold and silver during the period of 20.9% and 65.4% respectively.  The balance of the increase in net assets was attributable to the $345.1 million public offering completed on April 6, 2011 and a reduction of share issue costs of $117,420 recorded in the current quarter but relating to the May 18, 2010 public offering.

Net assets decreased by $513.6 million during the three months ended July 31, 2011 primarily as a result of a 16.9% decrease in the price of silver.  The price of gold increased by 4.2% during the same period.  The balance was nominally affected by the reduction of share issue costs described above.

The following table summarizes selected quarterly financial information (amounts in millions except where stated on a per share basis):

	Quarter ended (U.S.$)
	July 31, 2011	Apr. 30, 2011	Jan. 31, 2011	Oct. 31, 2010
Change in unrealized appreciation (depreciation) of holdings	$(509.6)	$1,897.7	$255.3	$741.2
Net income (loss)	$(513.7)	$1,893.7	$252.1	$738.5
Net income (loss) per Class A share	$(2.02)	$7.80	$1.06	$3.10
Total net assets	$5,884.1	$6,397.6	$4,158.8	$3,906.8

	July 31, 2010	Apr. 30, 2010	Jan. 31, 2010	Oct. 31, 2009
Change in unrealized appreciation (depreciation) of holdings	$(99.3)	$292.6	$20.7	$300.4
Net income (loss)	$(101.7)	$290.4	$18.6	$298.7
Net income (loss) per Class A share	$(0.43)	$1.37	$0.09	$1.55
Total net assets	$3,170.3	$2,911.9	$2,621.3	$2,382.3

Financial Results – Net Income

Central Fund’s earned income objective is secondary to its objective of holding almost all of its net assets in gold and silver bullion.  Generally, Central Fund seeks only to maintain adequate cash reserves to enable it to pay expenses and Class A share dividends.  Because gold and silver bullion are not loaned to generate income, Central Fund’s realized income is a nominal percentage of its net assets.  However, AcG-18 requires Central Fund to record changes in unrealized appreciation (depreciation) of holdings in income.

Net loss (inclusive of the change in unrealized depreciation of holdings) for the three months ended July 31, 2011 was $513.7 million compared to $101.7 million for the comparative period in 2010.  For the nine months ended July 31, 2011, the net income (inclusive of the change in unrealized appreciation of holdings) was $1.632 billion compared to $207.3 million for the same period in 2010.  Virtually all of the net income (loss) for both the three and nine month periods was a result of the change in the unrealized appreciation (depreciation) of gold and silver.  The price of gold increased by 4.2% during the past three months, and by 20.9% over the nine month period.  During the same periods, the prices of silver decreased by 16.9% and increased by 65.4% respectively.  Interest income increased compared to the comparable three and nine month periods in 2010 as interest rates on interest-bearing cash deposits were higher.  Certain expenses, such as administration fees, which are scaled, and safekeeping fees, have varied in proportion to net asset levels.  Administration fees, which are calculated monthly based on net assets at each month-end, increased by $922,798 and $2,569,419 respectively during the three and nine month periods ended July 31, 2011 as compared to the comparable periods in 2010.  This increase in administration fees was a direct result of the higher level of net assets under administration.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three month periods ended July 31, 2011 and 2010 remained unchanged at 0.07%.  The expense ratio for the nine-month periods ended July 31, 2011 and 2010 remained unchanged at 0.23%.  For the twelve month period ended July 31, 2011, the expense ratio was 0.30% compared to 0.31% for the twelve month period ended July 31, 2010.

Liquidity and Capital Resources

All of Central Fund’s assets are liquid. The Company’s liquidity objective is to hold cash reserves and short-term deposits in a safe and conservative manner to generate income primarily to be applied towards expenses and Class A share dividends.  The ability of Central Fund to have sufficient cash for expenses and dividend payments, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund's bullion holdings may be sold to fund dividend payments, provide working capital and pay for redemptions (if any) of Class A shares.

For the nine months ended July 31, 2011, Central Fund’s cash reserves decreased by $6.1 million to $76.9 million.  This decrease was a result of the amounts used to pay expenses and the year-end Class A share dividend.  The Administrator and Senior Executive Officers monitor Central Fund’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion.

Administrator and Other Related Party Information

Please refer to Note 5 commencing on page 9 of this interim report.

Future Accounting Policy

Please refer to Note 10 commencing on page 11 of this interim report.

Additional Information

This MD&A is dated August 25, 2011.  Additional information relating to the Company, including its Annual Information Form and 2010 Annual Report, is available on the SEDAR website at www.sedar.com.